QuickLinks -- Click here to rapidly navigate through this document

IAC/InterActiveCorp
152 West 57th Street
New York, New York 10019

Expedia, Inc.
3150 139th Avenue SE
Bellevue, Washington 98005

Mathew C. Bazley
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0303

      Re:
      IAC/InterActiveCorp
      Expedia, Inc.
      Form S-4/A filed on June 17, 2005
      File No. 333-124303
             333-124303-01

Dear Mr. Bazley:

        IAC/InterActiveCorp and Expedia, Inc. (each, a "Company," and together, the "Companies") have filed with the Securities and Exchange Commission (the "Commission") the above-referenced Registration Statement (the "Registration Statement"). Each of the Companies hereby acknowledges to the staff (the "Staff") of the Commission the following:

        Each Company's disclosure in the Registration Statement is the responsibility of such Company. Each Company acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure relating to such Company in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person against such Company with respect to this matter. Each Company also represents to the Commission that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement, and each Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person against such Company under the federal securities laws of the United States.

        Each Company further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve such Company from its legal responsibility for the material adequacy and accuracy of disclosures relating to such Company in the Registration Statement.

        *    *    *

Very truly yours,
IAC/InterActiveCorp
By:	/s/ GREGORY R. BLATT Name: Gregory R. Blatt Title: Executive Vice President, General Counsel and Secretary
Expedia, Inc.
By:	/s/ KEENAN M. CONDER Name: Keenan M. Conder Title: Senior Vice President, General Counsel and Secretary

cc:    Pamela S. Seymon, Esq.
             Wachtell, Lipton, Rosen & Katz

         Andrew J. Nussbaum, Esq.
             Wachtell, Lipton, Rosen & Katz

QuickLinks

IAC/InterActiveCorp 152 West 57th Street New York, New York 10019
Expedia, Inc. 3150 139th Avenue SE Bellevue, Washington 98005